Volaris Reports August 2025 Traffic Results:

Load Factor of 85%

Mexico City, Mexico, September 3, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its August 2025 preliminary traffic results.

In August, Volaris’ ASM capacity increased 4.7%, while RPMs for the month rose 1.9%. Mexican domestic RPMs declined 0.9%, while international RPMs increased 6.6%. Consolidated load factor decreased by 2.3 percentage points year-over-year to 84.7%. During the month, Volaris transported 2.7 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “The third quarter is unfolding in line with our expectations. In August, our domestic load factor reflected a healthy balance between market supply and demand. Internationally, we continued to tactically focus on supporting unit revenues by maximizing base fares and ancillaries. Our results also reflect a successful year-over-year restoration of ASMs, including the recent capacity additions introduced since July, which are expected to yield continued growth throughout the rest of the year in both the U.S. and Central America. Overall, we are encouraged by ongoing positive trends in demand, which reinforce our confidence in the flexibility of our network and the enduring strength of our markets.”

	Aug 2025	Aug 2024	Variance	YTD Aug 2025	YTD Aug 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,621	1,635	(0.9%)	12,433	12,009	3.5%
International	1,030	966	6.6%	7,697	7,417	3.8%
Total	2,651	2,601	1.9%	20,130	19,426	3.6%
ASMs (million, scheduled & charter)
Domestic	1,796	1,820	(1.4%)	14,022	13,275	5.6%
International	1,332	1,168	14.1%	9,906	9,101	8.8%
Total	3,128	2,989	4.7%	23,927	22,376	6.9%
Load Factor (%, RPMs/ASMs)
Domestic	90.3%	89.8%	0.4 pp	88.7%	90.5%	(1.8) pp
International	77.3%	82.7%	(5.4) pp	77.7%	81.5%	(3.8) pp
Total	84.7%	87.0%	(2.3) pp	84.1%	86.8%	(2.7) pp
Passengers (thousand, scheduled & charter)
Domestic	2,007	1,958	2.5%	15,126	14,246	6.2%
International	708	651	8.7%	5,302	5,058	4.8%
Total	2,715	2,609	4.0%	20,428	19,304	5.8%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 222 and its fleet from 4 to 151 aircraft. Volaris offers around 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.